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March 7, 2025	Chelsea M. Childs T: +1 415 315 6374 chelsea.childs@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Kim McManus

Re:	Versus Capital Real Estate Fund LLC (File Nos. 333-266297 and 811-22534) (“VCMIX”) (the “Fund”)

Ladies and Gentlemen,

On February 21, 2025, Ms. Kim McManus (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Chelsea M. Childs and Rachel M. Lynch of Ropes & Gray LLP, counsel to the Fund (“Ropes & Gray”), in connection with the Staff’s review of Post-Effective Amendment No. 6 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 32 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to VCMIX’s Registration Statement on Form N-2, filed pursuant to Rule 486(a) under the 1933 Act on January 10, 2025 (the “Rule 486(a) Amendment”).

On March 3, 2025, the Staff Reviewer provided an additional comment to Lisa M. Henry of Ropes & Gray regarding the Fund’s responses to the Staff’s prior comments on the Rule 486(a) Amendment, as memorialized in a correspondence letter filed on March 4, 2025 (the “Initial Response Letter”). The Staff Reviewer requested that the Fund’s responses be provided in writing via EDGAR correspondence.

Accordingly, the Staff’s comments, together with the Fund’s responses thereto, are set forth below. The below responses will be reflected, to the extent applicable, in an amendment to the Fund’s Registration Statement on Form N-2 to be filed pursuant to Rule 486(b) under the 1933 Act. Capitalized terms not defined in this letter have the same meaning as in the Fund’s Registration Statement.

1.	Comment: In connection with Comment 5 in the Initial Response Letter, please confirm whether the fee waiver can be unilaterally terminated within the first year by the Adviser. If yes, please confirm that the Fund will not present the fee waiver in the expense table since the fee waiver may not continue for one year from the effective date.

Response: The Fund confirms that the fee waivers disclosed in footnote 3 to the Fund’s expense table, which relate to the Fund’s investments in the Subsidiaries and the VCMIX Sub-REIT, cannot be unilaterally terminated by the Adviser. Each of the fee waiver agreements, by its terms, may be terminated only upon approval by the Directors of the Fund, including the Independent Directors. While each fee

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waiver agreement also provides that that the Adviser shall waive or reduce the management fee of the Fund or VCMIX Sub-REIT, as applicable, for as long as the Investment Management Agreement between the Fund and the Adviser remains in full force and effect, this language does not create a means for the Adviser to terminate the fee waiver without also terminating the Investment Management Agreement (and associated management fee), making the waiver moot. To provide clarity on this point, the Fund will retain its original footnote 3 disclosure from the Rule 486(a) Amendment with the following statement added: “Each of these waivers may be terminated only upon approval by the Directors of the Fund, including a majority of the Independent Directors.”

Sincerely,

/s/ Chelsea M. Childs
Chelsea M. Childs

cc:	Sarah Clinton, Ropes & Gray LLP
Brian Petersen, Versus Capital Advisors LLC
Jillian Varner, Versus Capital Advisors LLC